Carlos Ramirez T: (858) 550-6157 cramirez@cooley.com	Via EDGAR

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by RayzeBio, Inc.

In Connection with Registration Statement on Form S-1 (File No. 333-274193)

September 1, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary	Newberry

Kevin Vaughn

Joshua Gorsky

Margaret Schwartz

Re:   RayzeBio, Inc.

Registration Statement on Form S-1

Filed August 24, 2023

File No. 333-274193

Ladies and Gentlemen:

On behalf of RayzeBio, Inc. (the “Company”), we are submitting this supplemental letter in further response to comment 6 received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated March 10, 2022 with respect to the Company’s Confidential Draft Registration Statement on Form S-1 originally submitted to the Commission on February 11, 2022, resubmitted to the Commission on April 5, 2022, June 23, 2023 and August 4, 2023 and subsequently filed with the Commission on August 24, 2023 (the “Registration Statement”).

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

Management’s discussion and analysis of financial condition and results of operation Stock-based compensation expense, page 107

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

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Page Two

6.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company’s discussion of its accounting for stock-based compensation is primarily contained within the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Stock-Based Compensation Expense,” appearing on pages 114 through 117 of the Registration Statement.

The Company submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the shares of common stock underlying its outstanding equity awards and the reasons for the difference between the recent valuations of the common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that the Company preliminarily estimates a price range of $[***] to $[***] per share of common stock (the “Preliminary Price Range”) for its IPO, which does not reflect an expected [***]-for-[***] reverse stock split of the Company’s capital stock that the Company expects to effect prior to the filing of a preliminary prospectus with a bona fide price range. The share and per-share numbers in this letter are presented on a pre-split basis.

The Preliminary Price Range is based in part upon the Company’s financial position and prospects, prospects for the biopharmaceutical industry, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biopharmaceutical industry, as well as feedback from potential investors following “testing the waters” meetings, which suggested there was investor interest in the Company at a step-up in valuation, and input received from J.P. Morgan Securities, LLC, Jefferies LLC and Evercore Group L.L.C., the representatives of the underwriters (the “Representatives”) for the IPO. The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value, but was determined by discussions among the board of directors of the Company (the “Board”), senior management of the Company and the Representatives based on the assessment of the foregoing factors.

The Company will include a bona fide price range of the common stock in an amendment to the Registration Statement that will precede the commencement of the Company’s road show, which the Company expects to be a [***]-dollar range (on a post-split basis) within the Preliminary Price Range. The parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives, and volatility in the securities markets, including, in particular, the volatility experienced in the market by recent IPO issuers. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04.

Determinations of Fair Value of Common Stock on Date of Grant

As described in the Registration Statement, as there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock historically has been determined by the Board, as of the date of each option grant, with input from management, considering the Company’s third-party valuations of its common stock as well as the Board’s assessment of additional

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

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Page Three

objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide: Valuation of Privately-Held-Company Equity Securities Issued as Compensation (“AICPA Practice Aid”).

The Board considered various objective and subjective factors to determine the fair value of the Company’s common stock as of each grant date, including:

•

the prices of the Company’s convertible preferred stock sold to investors in arm’s length transactions and the rights, preferences and privileges of the Company’s convertible preferred stock relative to those of the Company’s common stock;

•	the Company’s stage of development and business strategy and the material risks related to the Company’s business and industry;

•	the progress of the Company’s research and development programs, including the status of preclinical studies and clinical trials for the Company’s drug candidates;

•	the Company’s results of operations and financial position, including the Company’s available capital resources;

•	the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•	the lack of marketability of the Company’s common stock as a private company;

•	the likelihood of achieving a liquidity event for the holders of the Company’s common stock, such as an IPO or a sale of the Company, given prevailing market conditions;

•	trends and developments in the Company’s industry;

•	external market conditions affecting the life sciences and biotechnology industry sectors; and

•	the economy in general.

Original September 1, 2022 Valuation (Used to Determine Fair Value of Common Stock on Date of Grant for Options Granted on December 1, 2022, March 24, 2023, May 9, 2023 and June 7, 2023):

The Company completed its Series D preferred stock financing on September 1, 2022 (the “Series D Financing”). In connection with the Series D Financing, the Company obtained a third-party valuation of its common stock as of September 1, 2022 (the “Original September 1, 2022 Valuation”), which utilized the Back-Solve Method of the market approach (the “Back-Solve Method”) to determine its equity value and the Option-Pricing Method (“OPM”) to allocate equity value, resulting in a value of $0.63 per share. This valuation also included a dissolution scenario. In determining the fair value of the Company’s common stock on the date of grant for option awards granted by the Company for the period from December 1, 2022 through June 7, 2023, the Board relied, among other things, on the Original September 1, 2022 Valuation. The Original September 1, 2022 Valuation was subsequently revised (including the valuation methods used therein) as part of the Company’s reassessment of the fair value of its common stock for financial reporting purposes, as described below.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

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June 9, 2023 Valuation (Used for Reassessment of Fair Value of Common Stock on Date of Grant for Options Granted May 9, 2023 and June 7, 2023 and to Determine Fair Value of Common Stock on Date of Grant for Options Granted on August 22, 2023):

In June 2023, in connection with its IPO organizational meeting on [***] (the “2023 IPO Organizational Meeting”), the Board obtained the June 9, 2023 Valuation (as defined below), which utilized a hybrid method (the “Hybrid Method”) in which the equity value in the IPO scenario is allocated to each class of shares using the fully-diluted shares outstanding and whereby the equity value in the non-IPO scenario is allocated using an OPM to reflect the full distribution of possible non-IPO outcomes, resulting in a fair value of $2.02 per share, as described below. As described below, the June 9, 2023 Valuation was used for the Company’s reassessment of the fair value of its common stock for financial reporting purposes on the date of grant for options granted on May 9, 2023 and June 7, 2023. As a result of its determination there was no material change in the fair value of the Company’s common stock since the June 9, 2023 Valuation, the Board relied, among other things, on the June 9, 2023 Valuation to determine the grant date fair value of the Company’s common stock for options granted on August 22, 2023.

The following table summarizes all stock option awards granted by the Company during the past 12 months, including the fair value used to determine the exercise price on the date of grant and the Company’s reassessment of the fair value of its common stock for financial reporting purposes, as described in greater detail under the subsection entitled “Fair Value Reassessment” below:

Option Grant Dates	Number of Shares Subject to Options Granted	Common Stock Retrospective Fair Value Per Common Share for Financial Reporting Purposes		Exercise Price	Intrinsic Value Per Underlying Common Share
December 1, 2022	9,931,046	$1.50	(1)	$0.63	$0.87
March 24, 2023	1,145,000	$1.50	(1)	$0.63	$0.87
May 9, 2023	1,262,000	$2.02	(1)	$0.63	$1.39
June 7, 2023	172,000	$2.02	(1)	$0.63	$1.39
August 22, 2023	1,787,870	N/A		$2.02	N/A

(1)

On the date of this option grant, the Board determined the fair value of the Company’s common stock after taking into account the Company’s most recently available contemporaneous third-party valuation of its common stock as of such grant date, and other objective and subjective factors as appropriate. However, solely for financial reporting purposes, the fair value of the Company’s common stock at the date of this grant was adjusted in connection with a retrospective fair value assessment using hindsight as further described under the subsection entitled “Fair Value Reassessment” below.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

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Page Five

Fair Value Reassessment

In the course of preparing the Company’s consolidated financial statements for the year ended December 31, 2022 and the six months ended June 30, 2023, with a retrospective view, the Company reassessed the fair value of its common stock solely for financial reporting purposes for options granted during these periods. Relying on hindsight, the Company evaluated its original inputs and the methodologies used to determine the Company’s equity value and the methods the Company used to allocate equity value. The Company reassessed the fair values of its common stock solely for financial reporting purposes as of December 1, 2022 and March 24, 2023 to be $1.50 per share consistent with the Revised September 1, 2022 Valuation (as defined below) and as of May 9, 2023 and June 7, 2023 to be $2.02 per share consistent with the June 9, 2023 Valuation (as defined below).

The following is a summary of the methodologies used in determining the estimated fair values of the Company’s common stock with the assistance of independent third-party valuation reports for the options listed above.

Revised September 1, 2022 Valuation (Used for Reassessment of Fair Value of Common Stock on Date of Grant for Options Granted on December 1, 2022 and March 24, 2023):

As part of its fair value reassessment, the Company obtained a revised third-party valuation of its common stock as of September 1, 2022 (the “Revised September 1, 2022 Valuation”). In accordance with the AICPA Practice Aid, this valuation used the Hybrid Method to address an IPO scenario assuming an IPO in [***] and a non-IPO scenario whereby a future liquidity or exit event occurs in [***]. The Company determined that the Hybrid Method (as opposed to the Back-Solve Method and OPM used in the Original September 1, 2022 Valuation) would more appropriately reflect the probability of an IPO in the near-term.

In the IPO scenario, an estimated equity value was determined based on a management estimate. The IPO scenario allocated the equity value on a fully-diluted basis assuming conversion of all shares of preferred stock into shares of common stock, resulting in a value of the common stock of $[***] per share on an undiscounted marketable basis, which is within the Preliminary Price Range. After discounting to present value based on a discount rate of [***]% and applying a discount for lack of marketability (“DLOM”) of [***]% based on an Asian Put Option Analysis, the resulting fair value of the Company’s common stock was $[***] per share on a non-marketable basis.

In the non-IPO scenario, the third-party valuation first determined an equity value utilizing the Back-Solve Method of the market approach and the OPM to allocate equity value. The OPM treats a company’s security classes as call options on total equity value, with exercise prices based on the relative seniority of payments among such security classes. The value of junior equity interests under the OPM is based on the value of optionality over-and-above the value of securities that are senior to them in the capital structure. The Back-Solve Method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s length transaction. The Board and the independent third-party valuation firm determined that the Back-Solve Method and OPM was the appropriate method given the proximity to the recently completed Series D Financing. After estimating the Company’s total equity value based on the sales price of the Company’s Series D convertible preferred stock, that value was allocated to the various classes of the Company’s equity using the OPM. Under the Back-Solve Method, the Company estimated the average time to all of the potential liquidation events was [***] years based on management’s estimates. After applying a [***]% DLOM based on an Asian Put Option Analysis, the resulting fair value of common stock was $[***] per share on a non-marketable basis.

Based on management’s estimates, the IPO scenario was assigned a weight of [***]% and the non-IPO scenario was assigned a weight of [***]%. In selecting these probabilities, consideration was given to the fact that the Company had ceased IPO preparations in 2022 due to unfavorable market conditions, and significant company-specific risk remained surrounding the success of the Company’s drug candidates, among other systemic risks in the biotechnology industry and markets. These weightings were applied to the respective fair values under each scenario to determine a reassessed fair value of the common stock as of September 1, 2022 of $1.50 per share utilizing the Hybrid Method.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

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Page Six

The Company determined there was no material change in the fair value of the Company’s common stock between the Revised September 1, 2022 valuation performed by independent third-party valuation specialists and March 24, 2023 and, as such, maintained the reassessed fair value of the common stock as of March 24, 2023 at $1.50 per share.

June 9, 2023 Valuation (Used for Reassessment of Fair Value of Common Stock on Date of Grant for Options Granted on May 9, 2023 and June 7, 2023 and to Determine Fair Value of Common Stock on Date of Grant for Options Granted on August 22, 2023):

The Company obtained a third-party valuation of its common stock as of June 9, 2023 (the “June 9, 2023 Valuation”). In accordance with the AICPA Practice Aid, this valuation used the Hybrid Method to address an IPO scenario assuming an IPO in [***] and a non-IPO scenario whereby a future liquidity or exit event occurs in [***].

In the IPO scenario, an estimated equity value was determined based on a weighting of a management estimate, an equity value/invested capital deployed multiple and an IPO step-up multiple. The IPO scenario allocated the equity value on a fully-diluted basis assuming conversion of all shares of preferred stock into shares of common stock, resulting in a value of the common stock of $[***] per share on an undiscounted marketable basis, which is within the Preliminary Price Range. After discounting to present value based on a discount rate of [***]% and applying a DLOM of [***]% based on an Asian Put Option Analysis, the resulting fair value of the Company’s common stock was $[***] per share on a non-marketable basis.

In the non-IPO scenario, the third-party valuation first determined an equity value utilizing the adjusted enterprise value method of the market approach. Under this method, the Company started with the indicated business enterprise value in the non-IPO scenario of the Revised September 1, 2022 Valuation, increased for changes in the Nasdaq Biotechnology Index and iShares Biotechnology ETF, a percentage of productive research and development expenses and added the Company’s cash and investment balance as of June 9, 2023 to arrive at the Company’s estimated equity value as of June 9, 2023. The equity value was allocated to the various classes of the Company’s equity using the OPM. Under the adjusted enterprise value method, the Company estimated the average time to all of the potential liquidation events was [***] years based on management’s estimates. After applying a [***]% DLOM based on an Asian Put Option Analysis, the resulting fair value of common stock was $[***] per share on a non-marketable basis.

Based on management’s estimates, the IPO scenario was assigned a weight of [***]% and the non-IPO scenario was assigned a weight of [***]%. In selecting these probabilities, consideration was given to the fact that the Company had just reinitiated preparations for the IPO (after having ceased preparations in 2022 due to unfavorable market conditions, among other things) and had not yet confidentially submitted an amended Registration Statement in 2023, and significant company-specific risk remained surrounding the success of the Company’s drug candidates, among other systemic risks in the biotechnology industry and markets. These weightings were applied to the respective fair values under each scenario to determine a reassessed fair value of the common stock as of June 30, 2023 of $2.02 per share utilizing the Hybrid Method.

Given the proximity to the 2023 IPO Organizational Meeting in June 2023, the Company concluded that it was appropriate to reassess the fair value of the Company’s common stock as of May 9, 2023 and June 7, 2023 based on the June 9, 2023 Valuation of $2.02 per share.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

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Page Seven

As of August 22, 2023, the Board determined that the estimated fair value of the Company’s common stock was $2.02 per share (the “Estimated Fair Value”) in consideration of the June 9, 2023 Valuation, and other objective and subjective factors as appropriate. As part of this determination, the Board concluded that no significant value-affecting events had taken place between the June 9, 2023 Valuation and the August 22, 2023 grant date that were not anticipated in the June 9, 2023 Valuation. In addition, as noted above, in its reassessment of the fair values of the Company’s common stock as of May 9, 2023 and June 7, 2023, the Company determined that the fair value as of such dates was consistent with the Estimated Fair Value. As noted above, the Hybrid Method used by the Company to determine the Estimated Fair Value reflects an IPO scenario with a value of the common stock of $[***] per share on an undiscounted marketable basis, which is within the Preliminary Price Range.

Explanation of Difference Between the Estimated Fair Value and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the Estimated Fair Value and the Preliminary Price Range is the result of the following key factors, among others:

•

The Hybrid Method used by the Company to determine the Estimated Fair Value reflects the potential that the Company might remain a privately held company, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the expected business equity value in the non-IPO scenario that was significantly lower than in the IPO scenario, (ii) the discounting to present value and (iii) the application of a discount for lack of marketability. Conversely, the midpoint of the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for present value or a discount for lack of marketability, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the midpoint of the Preliminary Price Range was neither reduced by the expected business equity value from other potential future outcome events nor discounted for lack of marketability.

•

The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary Price Range described assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock.

•

The successful completion of an IPO would strengthen the Company’s balance sheet, provide access to public equity and debt markets and provide a “currency” of publicly tradeable securities to enable the Company to make strategic acquisitions as the Board may deem appropriate, providing enhanced operational flexibility.

•

The Preliminary Price Range represents a future price for the Company’s common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the Estimated Fair Value represents an estimate of the fair value of the shares that were then illiquid (as reflected by the DLOM applied in each), might never become liquid, or never be publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

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Page Eight

•

The Company conducted additional “testing the waters” meetings and received additional feedback regarding potential demand for a radiopharmaceutical oncology company with a lead asset in Phase 3 clinical trials.

•	The Company filed the Registration Statement with the Commission on August 24, 2023.

•

As described in the Registration Statement, the Company received updated data for the Phase 1b portion of the ACTION-1 clinical trial, indicating treatment has been well tolerated with no treatment related serious adverse events or dose discontinuations due to any adverse event, which data became available to the Company after the August 22, 2023 grant date.

•

Updated market conditions used in the determination of the Preliminary Price Range based on the current market environment and the supply and demand for such investment opportunities in the marketplace.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company respectfully submits that the Estimated Fair Value is consistent with the Company’s and the underwriters’ estimates of the Preliminary Price Range.

Moreover, the Company advises the Staff that it does not currently anticipate issuing any additional options prior to the pricing of its IPO.

*    *    *

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com

U.S. Securities and Exchange Commission

September 1, 2023

Page Nine

Please contact me at (858) 550-6157 or Charles S. Kim at (858) 550-6049 with any questions or further comments regarding our response to the Staff’s comment. Thank you for your assistance.

Sincerely,

/s/ Carlos Ramirez

Carlos Ramirez of Cooley LLP

cc:	Ken Song, M.D., RayzeBio, Inc.

Arvind Kush, RayzeBio, Inc.

Jeff Woodley, RayzeBio, Inc.

Charles S. Kim, Cooley LLP

Terren J. O’Connor, Cooley LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

Beth LeBow, Davis Polk & Wardwell LLP

[***] = Certain confidential information contained in this document, marked by bracketed asterisks, has been omitted and filed separately with the Securities and Exchange Commission pursuant to 17 CFR §200.83.

Cooley LLP 10265 Science Center Drive San Diego, CA 92121-1117

t: (858) 550-6000 f: (858) 550-6420 cooley.com